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                                    EXHIBIT 1


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                               SUNCOR ENERGY INC.

                         2002 RECONCILIATION OF RESULTS
                    FROM CANADIAN GAAP TO UNITED STATES GAAP
                        FOR THE NINE MONTH PERIODS ENDED
                            SEPTEMBER 30, 2002 & 2001
                (ALL FIGURES ARE IN CANADIAN DOLLARS - UNAUDITED)

                                                                     (Unaudited)
CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

The interim consolidated financial statements of Suncor Energy Inc. have been prepared in accordance with Canadian generally accepted accounting principles
(GAAP).

The application of United States GAAP would have the following effects on earnings and comprehensive income as reported:

-------------------------------------------------------------------------------------------------------------
For the nine months ended September 30                                        Notes         2002        2001
---------------------------------------------------------------------------- -------- ----------- -----------
($ millions)

Net earnings as reported, Canadian GAAP                                                      503         362
Adjustments net of applicable income taxes
     Stock-based compensation                                                   2           (12)         (7)
     Preferred securities                                                       3           (22)        (16)
     Start-up costs                                                             4              -           9
     Accounting for income taxes                                                5              -           6
     Write-off of oil shale assets                                              6              -          64
     Derivatives and hedging activities                                         1              6        (50)
     Cumulative effect of change in accounting principle                        1              -          47
     Net earnings attributable to discontinued operations                       7           (50)         (8)
                                                                                      ----------- -----------
Net earnings from continuing operations, U.S. GAAP                                           425         407
Net earnings from discontinued operations, U.S. GAAP                            7             50           8
Minimum pension liability, net of income taxes of $8 (2001-$1)                  8           (17)         (2)
Derivatives and hedging activities, net of income taxes of $76  (2001- $40)     1          (166)        (82)
                                                                                      ----------- -----------
Comprehensive income, U.S. GAAP                                                              292         331
                                                                                      ----------- -----------
PER COMMON SHARE (dollars)
Net earnings per share from continuing operations
     Basic                                                                                  0.95        0.92
     Diluted                                                                                0.94        0.89

Net earnings per share from discontinued operations
     Basic                                                                                  0.11        0.02
     Diluted                                                                                0.11        0.02

-------------------------------------------------------------------------------------------------------------

The application of United States GAAP would have the following effects on the consolidated balance sheets as reported:

------------------------------------------------------------------------------------------------------------
                                                       September 30, 2002            December 31, 2001
------------------------------------------ ------ ----------------------------- ----------------------------
                                                   As Reported   United States   As Reported  United States
                                            Notes                         GAAP                         GAAP

($ millions)

Current assets                               1             675            742           622             694
Property, plant and equipment, net           3            7441           7474          7141            7174
Deferred charges and other                 1,3,8           189            233           199             210
Future income taxes                        1,3,8           127            154           132             159
                                                  ------------- --------------  ------------  --------------
  Total assets                                            8432           8603          8094            8237
                                                  ------------- --------------  ------------  --------------

Current liabilities                          1             596            802           773             806
Long-term borrowings                        1,3           2967           3531          3113            3649
Accrued liabilities and other               2,8            239            314           251             336
Future income taxes                         1,3           1406           1428          1177            1220
Preferred securities                         3             524              -           525               -
Share capital                                2             575            623           555             555
Retained earnings                                         2125           2087          1700            1670
Accumulated other comprehensive income      1,7              -           (182)            -               1
                                                  ------------- --------------  ------------  --------------
     Total liabilities and shareholders'
        equity                                            8432           8603          8094            8237
------------------------------------------------------------------------------------------------------------


                                                                               2
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                                                                     (Unaudited)

(1)  Derivative Financial Instruments

     Statement 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement 138, (the Standards), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Generally, all derivatives, whether designated in hedging relationships or not, and excluding normal purchases and normal sales, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk, are recognized in the statement of earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the statement of earnings when the hedged item is recognized. Accordingly, ineffective portions of changes in the fair value of hedging instruments are recognized in earnings immediately for both fair value and cash flow hedges. Gains or losses arising from hedging activities, including the ineffective portion, are reported in the same earnings statement caption as the hedged item. Gains or losses from derivative instruments for which hedge accounting is not applied are reported in "Other income".

     Adoption of the Standards

     For U.S. GAAP purposes, the Company's adoption of Statement 133 effective January 1, 2001 would have increased assets by $176 million, increased liabilities by $302 million, decreased OCI by $173 million, net of income taxes of $87 million, and increased net income due to the cumulative effect of a change in accounting principles by $47 million, net of income taxes of $28 million.

     Commodity Price Risk

     The company periodically enters into derivative financial instrument contracts such as forwards, futures, swaps and options to hedge against the potential adverse impact of market prices for its petroleum and natural gas products. The company manages its Canadian dollar crude price exposure by entering into US dollar WTI derivative transactions and in some instances combines US dollar WTI derivative transactions and Canadian/US foreign exchange derivative contracts. As at September 30, 2002 the company has hedged a portion of its future cash flows subject to commodity price risk for up to three years.

     Interest Rate Risk

     The company periodically enters into derivative financial instrument contracts such as interest rate swaps as part of its risk management strategy to minimize exposure to changes in cash flows of interest bearing debt. The company has interest rate derivatives outstanding for up to two years classified as cash flow hedges and nine years classified as fair value hedges.

     During 2001, the company terminated the cross currency interest rate swaps related to the company's Series C 7.4% Debentures. For Canadian GAAP purposes, the resulting gain of $4 million, net of income taxes of $2 million, was deferred and amortized over the term to maturity of the Debentures, resulting in a decrease in interest expense during the nine month period ended September 30, 2002 of $1 million, net of income taxes of $1 million. For U.S. GAAP purposes, the entire $4 million gain would have been recognized during 2001.


                                                                               3
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                                                                     (Unaudited)

     Non-Designated Hedging Instruments

     In 1999, the company sold inventory and subsequently entered into a derivative contract with an option to repurchase the inventory at the end of five years. The company realized an economic benefit as a result of liquidating a portion of its inventory. The derivative did not qualify for hedge accounting as the company does not have purchase price risk associated with the repurchase of the inventory. This derivative does not represent a U.S. GAAP difference as the company records this derivative at fair value for Canadian purposes.

     During the fourth quarter of 2001, the company made a payment of $29 million to terminate a long-term natural gas contract. As the contract had been designated as a hedge under Canadian GAAP, the resulting settlement loss of $18 million, net of income taxes of $11 million, was to be deferred and recognized as the hedged item was settled. During 2002, in connection with the sale of the company's retail natural gas business, the company disposed of the related hedged item. Accordingly, for Canadian GAAP purposes, the Company recognized the entire settlement loss of $18 million during 2002. For U.S. GAAP purposes, the long-term contract would have been designated as a normal purchase and sale transaction, and the after-tax loss of $18 million would have been recognized in 2001 on the initial settlement of the contract.

     The company has entered into a cross currency interest rate swap related to US$126 million of variable rate debt. Notwithstanding that the swap transaction could have qualified as a fair value hedge of the related foreign currency risk had it been designated as such, the company has chosen not to designate it. Accordingly, the company has valued the swap at fair value and the debt has been revalued at the rate in effect at the related balance sheet date. Had the swap been designated as a fair hedge, the net effect on the company's net income would have been the same.

     A reconciliation of changes in other comprehensive income attributable to derivatives and hedging activities for the nine months ended September 30 is as follows:

     ---------------------------------------------------------------------- --------- ---------
     ($ millions)                                                               2002      2001
     ---------------------------------------------------------------------- --------- ---------
     OCI attributable to derivatives and hedging activities,
      beginning of period, net of income taxes of $13                            29         -

     Net derivative losses arising from implementation of
     the Standards, net of income taxes of $87                                    -      (173)

     Current period net hedging losses arising from cash
     flow hedges, net of income taxes of $79 (2001 - $1)                       (171)       (3)

     Net hedging losses at beginning of the period reclassified
     to earnings during the period, net of income taxes of $2 (2001 - $47)        5        94
     ---------------------------------------------------------------------- --------- ---------
     OCI attributable to derivatives and hedging activities,
     end of period , net of income taxes of $63 (2001 - $40)                   (137)      (82)
     ---------------------------------------------------------------------- --------- ---------

     During the period ended September 30, 2002, assets increased by $106 million and liabilities increased by $245 million as a result of recording all derivative instruments at fair value.


                                                                               4
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                                                                     (Unaudited)

     The loss associated with hedge ineffectiveness on derivative contracts designated as cash flow hedges during the period was $12 million, net of income taxes of $6 million (2001 - $32 million, net of income taxes of $15 million). The company estimates that $112 million of hedging losses will be reclassified from OCI to current period earnings within the next 12 months as a result of forecasted sales occurring.

(2) Under Canadian GAAP, compensation expense has not been recognized in the consolidated statements of earnings for common share options granted in connection with the company's SunShare long-term incentive plan that was introduced on April 30, 2002. Under U.S. GAAP, certain of these options would have been accounted for using the variable method of accounting for employee stock compensation. As at September 30, 2002 no compensation expense would have been recognized on these options.

     Under Canadian GAAP, compensation expense has not been recognized for options and common shares paid to employees under the company's previous long-term employee incentive plan that matured effective April 1, 2002. Under U.S. GAAP, compensation expense would have been recognized ratably over the life of the incentive plan for these options and common shares. For the nine months ended September 30, 2002 net earnings would have been reduced by $12 million (2001 - $7 million). As settlement of the incentive plan was made through issuance of options and common stock, share capital was increased by $48 million.

     Under Canadian GAAP, had the company accounted for its stock options using the fair value method, pro forma net earnings and pro forma basic earnings per share for the nine months ended September 30, 2002 would have been reduced by $26 million (2001 - $9 million) and $0.06 cents per share (2001
     - $0.02 cents per share) respectively. Under U.S. GAAP, had the company accounted for its options using the fair value method (excluding the SunShare and long-term employee incentive options identified above), pro forma net earnings and pro forma basic earnings per share for the nine months ended September 30, 2002 would have been reduced by $18 million (2001 - $9 million) and $0.04 cents per share (2001 - $0.02 cents per share) respectively.

(3) Under Canadian GAAP, preferred securities are classified as share capital and the interest distributions thereon, net of income taxes, are accounted for as dividends. Under U.S. GAAP, the preferred securities would have been classified as long-term borrowings and the interest distributions thereon would have been accounted for as financing expenses. Preferred securities denominated in US dollars of US$163 million would have been revalued at the rate in effect at the related balance sheet date, with any foreign exchange gains (losses) recognized in the statement of earnings. Further, under U.S. GAAP the interest distributions would have been eligible for interest capitalization.

     Under Canadian GAAP, issue costs of the preferred securities, net of the related income tax credits, are charged against share capital. Under U.S. GAAP, these issue costs would have been deferred and amortized to earnings over the term of the related long-term borrowings.

     The impact of these differences reduced net earnings for the nine months ended September 30, 2002 by $22 million, net of income taxes of $17 million (2001 - $16 million, net of income taxes of $12 million).

     Under Canadian GAAP, the 2002 interest distributions on the preferred securities for the nine months ended September 30, 2002 of $36 million (2001 - $36 million) are classified as financing activities in the consolidated statements of cash flows. Under U.S. GAAP, the


                                                                               5
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                                                                     (Unaudited)

     interest distributions and the amortization of issue costs for the nine months ended September 30, 2002 of $3 million (2001 - $3 million) would have been classified as operating activities.

     The preferred securities, which are publicly traded, had a fair value, based on quoted market prices, of $ 574 million at September 30, 2002 ($575 million at December 31, 2001).

(4) In 2001, under Canadian GAAP, all remaining capitalized start-up costs associated with the Stuart oil shale project were written down. Under U.S. GAAP, these start-up costs would have been fully expensed in 1999. As a result, net earnings for U.S. GAAP purposes for the nine months ending September 30, 2001 would have been increased by $9 million, net of income taxes of $6 million.

(5) Under Canadian GAAP, changes in tax laws and rates are recognized when they are considered substantially enacted, whereas under U.S. GAAP, changes in tax laws and rates are only considered after they have been enacted into law. The impact of this GAAP difference would have been to increase U.S. GAAP net earnings for the nine months ended September 30, 2001 by $6 million.

(6) Under Canadian GAAP, the company reduced the carrying amount of its interest in the Stuart oil shale project in 2000, based on a non-discounted cash flow analysis. Had the carrying amount been determined using a discounted cash flow analysis as required under U.S. GAAP, an additional write-down of $64 million, net of income taxes of $55 million, would have been recorded in 2000. Effective April 5, 2001, the company sold its interest in the Stuart oil shale project. Due to the difference in determining the carrying value of the Stuart oil share project for Canadian and U.S. GAAP purposes in 2000, net earnings for U.S. GAAP purposes for the nine months ended September 30, 2001 would have increased by $64 million.

(7) During 2002, the company disposed of its retail natural gas business for net proceeds of $61 million, and recognized an after-tax gain on sale of $34 million for Canadian GAAP purposes. The retail natural gas business was not considered significant to the company's overall business operations, and was not classified as a business segment for the purposes of discontinued operations reporting. Accordingly, financial results of the retail natural gas business were not segregated from the financial results of the company's other operations prior to the date of disposal of the business.

     For US GAAP purposes, the company would have adopted Statement 144 "Accounting for the Impairment and Disposal of Long-Lived Assets" effective January 1, 2002. For the purposes of Statement 144, the retail natural gas business would have been considered a distinguishable component of the company, and reflected as a discontinued operation for the nine months ended September 30, 2002 and 2001. For segmented reporting purposes, the retail natural gas business was included in the "Energy Marketing and Refining" operating segment in 2002 and 2001.


                                                                               6
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                                                                     (Unaudited)

     Selected financial information regarding the discontinued retail natural gas business is as follows for the nine months ended September 30:

     ---------------------------------------------------------------------- --------- ---------
     ($ millions)                                                               2002      2001
     ---------------------------------------------------------------------- --------- ---------
     Revenues included in discontinued operations                                81       142

     Income from retail natural gas business operations,
     net of income taxes of $2 (2001 - $5)                                        3         8

     Gain on disposal of retail natural gas business,
     net of income taxes of $10                                                  47         -
     ---------------------------------------------------------------------- --------- ---------

     Assets and liabilities related to the discontinued operations were comprised as follows:

     ------------------------------------------------------- ---------------- -----------------
     ($ millions)                                              September 30,      December 31,
                                                                        2002              2001
     ------------------------------------------------------- ---------------- -----------------
     Accounts receivable                                                   -                30
     Accounts payable                                                      3                50
     Unearned revenue                                                      -                13
     ------------------------------------------------------- ---------------- -----------------

 (8) Under U.S. GAAP, recognition of an additional minimum pension liability is required when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. No such adjustment is required under Canadian GAAP.

     Under U.S. GAAP, at September 30, 2002, the company would have recognized a minimum pension liability of $75 million (December 31, 2001 - $52 million), an intangible asset of $10 million (December 31, 2001 - $12 million) and other comprehensive loss of $45 million, net of income taxes of $20 million (December 31, 2001 - $28 million, net of income taxes of $12 million). Other comprehensive income for the nine months ended September 30,2002 would have been reduced by $17 million, net of income taxes of $8 million (2001 - $2 million, net of income taxes of $1 million).

(9) The company reports upstream shipping and handling costs billed to customers as a reduction of "Sales and other operating revenues". Under U.S. GAAP, amounts billed to customers for shipping and handling are classified as revenues. The related shipping and handling costs are classified as expenses.

     This impact is one of reclassification only and does not affect net earnings. The result would have been to increase "Sales and other operating revenues" and "Operating, selling and general" expenses for the nine months ended September 30, 2002 by $91 million (nine months ended September 30, 2001 - $67 million).

                                                                               7
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                                                                     (Unaudited)

RECENTLY ISSUED ACCOUNTING STANDARDS

ASSET RETIREMENT OBLIGATIONS

In August 2001, Statement 143, "Accounting for Asset Retirement Obligations" was issued. This statement changes the method and timing of accruing for costs arising from legal obligations associated with the retirement of tangible capital assets and the associated asset retirement costs. The company is continuing to evaluate the U.S. GAAP impact of implementing SFAS 143, effective January 1, 2003.



                                                                               8